PIPEX PHARMACEUTICALS, INC.

3930 Varsity Drive

Ann Arbor, MI 48108

Tel: (734) 332-7800

Fax: (734) 332-7878

April 29, 2008

VIA EDGAR AND

OVERNIGHT MAIL

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: Sonia Barros

Re:	Pipex Pharmaceuticals, Inc.
File No. 001-12584

Dear Ms. Barros:

Thank you for your April 25, 2008 letter regarding Pipex Pharmaceuticals, Inc.’s (the “Company”) proxy statement.

In connection with responding to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PIPEX PHARMACEUTICALS, INC.

By: _/s/ Steve H. Kanzer______

Steve H. Kanzer, Chief Executive Officer